Exhibit (m)(1)(ii)

NEUBERGER BERMAN INCOME FUNDS

INVESTOR CLASS

PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

The Investor Class of the following series of Neuberger Berman Income Funds is subject to this Plan Pursuant to Rule 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Investor Class)
Neuberger Core Bond Fund	0.25%

DATED: February 28, 2026